Mail Stop 3561

August 2, 2007

Via Fax & U.S. Mail

Ms. M. Emily Madison
Interim Chief Financial Officer
1330 Post Oak Boulevard, Suite 2000
Houston, Texas 77056

> **Re:** **MAXXAM, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 001-03924**

Dear Ms. Madison:

We have reviewed your response letter dated July 10, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2006

Report of Independent Registered Public Accounting Firm, page 51

1. We note from your response to our prior comment 1 that you will amend the Form 10-K to include BDO's report of the audit of Sam Houston Race Park, Ltd. covering the years ended December 31, 2006, 2005, and 2004. Please revise your filing to include the separate report of BDO as soon as possible. Additionally, since your amended filing is considered your next "future filing," please include revisions related to our comments in this letter and our letter dated June 8, 2007.

 Notes to the Consolidated Financial Statements

Note 4. Cash, Cash Equivalents, Marketable Securities and Investments in Limited Partnerships, page 70

2. We note from your response to our prior comment 10 that you do not believe that you are required to include separate financial statements of Goldman Sachs Global Alpha Fund, L.P. even though the income from your investment in 2005 was material to net income (loss) before income taxes and cumulative effect of accounting change. However, we believe that if your investment is considered an equity method investment, and you meet the significance tests in Item 1-02(w) of Regulation SX above the 20% significance level, you are required by Rule 3-09 of Regulation SX to include separate financial statements of the entity in which you have the equity investment. Please note that under Rule 3-09, financial statements of an unconsolidated subsidiary or equity investee are required when the conditions in Rule 3-09(a) are satisfied for any of the annual periods presented in the Company's audited financial statements. Therefore, we continue to believe that you should amend your annual report on Form 10-K to include the financial statements of Goldman Sachs Global Alpha Fund LP for the same annual audited periods as the financial statements presented in the Company's Form 10-K. Also, please include audited financial statements of this entity for periods in which either the first or third condition set forth in Rule 1-02(w) of Regulation S-X is met. Based on your response, it appears that audited financial statements are required for 2005. Please note that if a waiver of a financial statement requirement under Rule 3-09 of Regulation S-X is desired, a separate request for such waiver must be addressed to the Office of the Chief Accountant within the Division of Corporation Finance. This request should include a detailed discussion of your rationale or reasons for requesting the waiver of a financial statement required under Rule 3-09 of Regulation S-X.

    Additionally, we believe that paragraph 20(d) is applicable to your investments and when material, summarized information as to assets, liabilities, and results of operations of the investee should be presented in the notes or in separate statements, either individually or in groups, as appropriate. Please revise future filings accordingly.

Note 5. Property, Plant and Equipment, page 71

3. We note from your response to our prior comment 11 that third-party valuation and discounted cash flow analysis provide the basis for your conclusions regarding the realizability of the property, plant and equipment and timber and timberlands. As previously requested, please revise your disclosure in the "critical accounting policies" section of MD&A to disclose all significant assumptions used in the analysis made to determine realizability of these assets. For example, in the discounted net cash flows analysis related to timber and timberlands, please explain each assumption used on a year by year basis such as discount rate, expected revenue growth, etc.

Other

4. Please file your response letter dated July 10, 2007, as well as any future response letters to our comments, in electronic form on the EDGAR system, identified as "correspondence."

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief